November 26, 2018

VIA EDGAR

Russel Mancuso

Branch Chief - Legal

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Itamar Medical Ltd.

Amendment No. 3 to

Confidential Draft Registration Statement on Form 20-F

Submitted November 8, 2018

CIK No. 0001613170

Dear Mr. Mancuso:

This letter responds to the letter dated November 19, 2018 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of Amendment No. 3 to the Draft Registration Statement on Form 20-F of Itamar Medical Ltd. (the “Company” or “we”) submitted to the Commission on November 8, 2018 (the “Draft Registration Statement”).

As a result of certain comments of the Staff contained in the Comment Letter as well as certain developments that have taken place since the filing of the Draft Registration Statement, we are confidentially submitting to the Commission via EDGAR concurrently herewith an amendment to the Draft Registration Statement (as amended, the “Registration Statement”). For the Staff’s convenience, we are also enclosing herein a courtesy copy of the Registration Statement to the Commission, which is marked to show changes from the Draft Registration Statement.

For your convenience, your original comments appear in bold text, followed by our responses. Page references in our responses are to the Registration Statement.

Draft Registration Statement on Form 20-F Amended November 9, 2018

Clinical Results and Studies, page 49

1.	Please expand your response to the first sentence of prior comment 6 to tell us the significance of the omitted information regarding the third study on page 50 that you previously included in your document.

Response:

The Company respectfully advises the Staff that, in light of the Staff's comment, the Company has reconsidered the deletion of the previously disclosed results in the third study (A Novel Adaptive Wrist Actigraphy Algorithm for Sleep-Wake Assessment in Sleep Apnea Patients) on page 50 of the Registration Statement and has revised the Registration Statement to restore and further clarify such results.

As described in the Registration Statement, the purpose of this study was to validate the WatchPAT's automatic algorithm, developed for actigraphic studies in normal subjects and patients with OSA, by comparing it on an epoch-by-epoch basis to PSG tests. The data in these restored clauses, much like the other key results of this study cited in the Registration Statement, adds information about the ability of the WatchPAT, as compared with PSG, to detect sleep/wake.

The Company further advises the Staff that, consistent with its statement in the paragraph immediately preceding the first study described on page 49 of the Registration Statement, while such restored results do not carry a p-value (because the study itself did not publish the p-value for the specific result, as p-value is not applicable for these statistics), the Company believes such findings are still meaningful and useful to investors primarily because they were part of the findings highlighted by the authors of this study and are otherwise relevant to an understanding of the WatchPAT device.

Trend Information and Outlook, page 65

2.	Please tell us whether any competing products are covered by CPT 95800.

Response:

The Company respectfully advises the Staff that, to its knowledge, there is only one device, other than the WatchPAT, that may be covered by CPT 95800.

It should be noted that CPT 95800 is not device-specific but rather covers unattended sleep studies with simultaneous recording of heart rate, oxygen saturation and respiratory analysis by airflow or peripheral arterial tone (PAT) as well as sleep time. As such, a device that meets the foregoing code description, i.e., a device that provides respiratory analysis through either airflow or PAT as well as heart rate and oxygen saturation and is also capable of recording sleep time, should be covered by said code.

The Company's product, the WatchPAT, is covered by said code because, among other things, it enables simultaneous recording of heart rate, oxygen saturation and respiratory analysis (through PAT), as well as records sleep time through the WatchPAT's actigraphy features. As far as the Company is aware, with an additional module of EEG (a test that records brain activity by placing electrodes (flat metal discs) onto the patient's scalp using a sticky substance), which enables the user to report total sleep time, most other HSATs could qualify for code 95800. However, to the Company's knowledge, the deployment of an EEG module with an HSAT is rare due to the complexity of its application and use by the patient and low completion rate. In fact, as far as the Company is aware, the only other HAST device that is currently sold with an EEG module and may qualify for CPT 95800 is ARES (provided by SleepMed Inc.), which is deployed with an EEG placed on the forehead.

In light of the foregoing, the Company has also revised the Registration Statement (i) on page 66 to clarify that WatchPAT is not necessarily the only product covered under CPT 95800 and (ii) on page 55 to add information regarding the competing HSAT products, including ARES. The Company respectfully supplementary clarifies that the possible qualification of other competing HSATs under CPT 95800 does not change its belief that the CMS Physician Fee Schedule for 2019 may have a positive effect for the Company for the reasons already outlined in page 66 of the Registration Statement.

Item 19. Exhibits, page 150

3.	Please tell us whether the waiver to trial by jury in exhibit 2.1 applies to claims under the United States federal securities laws and the rules and regulations thereunder. Also, we note that page 26 of exhibit 2.1 refers to United States federal securities laws while page A-18 addresses only the Securities Act of 1933; please tell us whether the statement on page 26 also applies to exhibit A of exhibit 2.1.

Response:

In response to the Staff’s comment regarding the “jury trial waiver” clause, the Company has (i) included a risk factor on page 33 of the Registration Statement regarding the impact of such clause in the deposit agreement on the rights of ADS holders, whereby the disclosure addresses potential enforceability issues and clarifies that by agreeing to the “jury trial waiver” provision, ADS holders will not be deemed to have waived the Company’s or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder and (ii) revised the Registration Statement on page 147 to add a description of such clause as part of Item 12.D of the Registration Statement.

In response to the Staff’s comment regarding page 26 and A-18 of exhibit 2.1, the Company and the depositary conformed page A-18 of exhibit 2.1 to page 26 such that, in both cases, the reference is to United States federal securities laws. Exhibit 2.1 (as so modified) is filed again as part of the Registration Statement.

Company’s Acknowledgements

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact me at +972-4-617-7000 or via e-mail at BShy@itamar-medical.com or our outside legal counsel from Goldfarb Seligman & Co.: Ido G. Zemach, Adv., at +972-3-608-9989 or +972-52-400-0533 or via e-mail at ido.zemach@goldfarb.com or Yoni R. Henner, Adv., at +972-3-608-9740 or +972-52-400-0035 or via e-mail at yoni.henner@goldfarb.com, if you have any questions or require additional information.

Respectfully,

ITAMAR MEDICAL LTD

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

cc:	Noa Farkas Gluck, Itamar Medical Ltd., General Counsel & Company Secretary

Ido G. Zemach and Yoni R. Henner (Goldfarb Seligman & Co.)